希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L081-08cc/sal
Your Ref :

27 March 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617 - Announcement Regarding Re-designation of Director

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement dated 27 March 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/P

4/17

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code：00014)

RE-DESIGNATION OF DIRECTOR

Re-designation of Mr. Fa-kuang Hu as Independent Non-executive Director

The Company is pleased to announce that Mr. Fa-kuang Hu, a Non-executive Director, has been re-designated as Independent non-executive Director of the Company effective 27 March 2008. The Board is satisfied that Mr. Hu fulfills the "independence" standards under the Company's Corporate Governance Guidelines as well as the Listing Rules.

Mr. Fa-kuang Hu, G.B.S., C.B.E., J.P., aged 84, was appointed a Non-executive Director of the Company in 1979. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He is Honorary Chairman of Ryoden Development Limited and was an independent non-executive director of i-CABLE Communications Limited. Save as the aforesaid, he is not a director nor has any directorship in other listed public companies in the last three years.

Mr. Hu does not have any business or other relationship with the Company or its management. Mr. Hu previously served as a director of a number of non-operating subsidiaries of the Company in a non-executive role. He has not been involved in the day-to-day management, operation and business of the Company or any of its subsidiaries. He has resigned from such positions as at the date of this announcement.

Mr. Hu receives annual director fee of HK$100,000 and a fee of HK$20,000 per annum serving as a member of the Emoluments Review Committee. Such fees are determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. Mr. Hu has personal interests in 200,000 shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement.

In accordance with the Articles of Association, all Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since their last re-election.

Save as disclosed above, Mr. Hu does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company and there is no other information that should be disclosed under Rule 13.51(2) of the Listing Rules nor any other matter that needs to be brought to the attention of the shareholders.

Definitions

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"Articles of Association"	the articles of association of the Company (as amended from time to time);
"Board"	the board of Directors of the Company;
"Company"	Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	the directors from time to time of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

On behalf of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 27 March 2008

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh, Fa-kuang Hu and Tom Behrens-Sorensen; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

END